UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 23, 2026
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood; Arrived Series Commodore; Arrived Series Cher; Arrived Series Sachi; Arrived Series Satjanon; Arrived Series Bristol; Arrived Series Westbury; Arrived Series Sonny; Arrived Series Arcola; Arrived Series Holly; Arrived Series Gentry; Arrived Series Cranberry; Arrived Series Troxler; Arrived Series Shawnee; Arrived Series Olivia; Arrived Series Prakash; Arrived Series Lendrum; Arrived Series Funderburk; Arrived Series Kern; Arrived Series Humphreys; Arrived Series Jasmine; Arrived Series Rose; Arrived Series Skitt; Arrived Series 500; Arrived Series Chesterfield; Arrived Series Brownster; Arrived Series Joyce; Arrived Series Jennie; Arrived Series Rattler; Arrived Series Savannah; Arrived Series Travis; Arrived Series Hutchins; Arrived Series Kimble; Arrived Series Hawthorn; Arrived Series Garnet; Arrived Series Moraine; Arrived Series Lavon; Arrived Series Ruby; Arrived Series Zube; Arrived Series Aurora; Arrived Series Greengrove; Arrived Series Beanery; Arrived Series Lincoln; Arrived Series Oakmont; Arrived Series Ruthie; Arrived Series Salsa; Arrived Series Sophie; Arrived Series Spurgeon; Arrived Series Toren; Arrived Series Winnebago

(Title of each class of securities issued pursuant to Regulation A)
1
ITEM 9. OTHER EVENTS
Declaration of Dividend
On September 23, 2026, Arrived Homes 4, LLC (“Arrived”) announced to shareholders that it will be paying dividends per membership interest in the amounts corresponding to the relevant series as listed in the chart below. Each dividend is payable to shareholders of record in the relevant series on September 24, 2026 and is expected to be paid on September 24, 2026. Settlement of the funds may take up to five (5) business days following the payment date. Shareholders will be issued a Form 1099-DIV following the end of Arrived’s fiscal year and should consult their tax advisors regarding any tax consequences regarding the investment and any dividends received. For any additional information regarding the membership interests discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated June 12, 2026 (“Offering Circular”).

Series of Arrived Homes 4, LLC	Dividend Amount per Share
Breckenridge	$ 0.045
Tyner	$ 0.030
Cordelia	$ 0.038
Allen	$ 0.037
Sanford	$ 0.045
Dan	$ 0.030
Resolana	$ 0.025
Westgate	$ 0.039
Monterey	$ 0.029
Gerald	$ 0.023
Mystic	$ 0.030
Nicole	$ 0.037
Harold	$ 0.030
Sandridge	$ 0.060
Sullivan	$ 0.029
Wendell	$ 0.047
Wizard	$ 0.042
Arnold	$ 0.033
Cole	$ 0.023
Annadale	$ 0.040
Flintwood	$ 0.027
Commodore	$ 0.037
Cher	$ 0.030
Sachi	$ 0.022
Satjanon	$ 0.043
Bristol	$ 0.037
Westbury	$ 0.032
Sonny	$ 0.038
Arcola	$ 0.035
Holly	$ 0.040
Gentry	$ 0.039
Cranberry	$ 0.036
Troxler	$ 0.039
Shawnee	$ 0.041
Olivia	$ 0.045
Prakash	$ 0.010
Lendrum	$ 0.032
Funderburk	$ 0.039
Kern	$ 0.030
Humphreys	$ 0.035
Jasmine	$ 0.029
Skitt	$ 0.042
500	$ 0.034
Chesterfield	$ 0.034
Brownster	$ 0.035
Joyce	$ 0.030
Jennie	$ 0.035
Rattler	$ 0.030
Savannah	$ 0.023
Travis	$ 0.040
Hutchins	$ 0.037
Kimble	$ 0.031
Hawthorn	$ 0.040
Garnet	$ 0.027
Moraine	$ 0.034
Lavon	$ 0.031
Ruby	$ 0.041
Zube	$ 0.028

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 23, 2026.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer